Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES REVERSE STOCK SPLIT
September 19, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, announced today that its Board of Directors (the "Board")  has determined to effect a 1-for-9,200 reverse stock split of the Company's common shares. At the Company's annual general meeting of shareholders on April 24, 2017, the Company's shareholders approved the reverse stock split and granted the Board, or a duly constituted committee thereof, the authority to determine the exact split ratio and proceed with the reverse stock split.
The reverse stock split will take effect as of 5:00 P.M., New York City time, on September 21, 2017, and the Company's common stock will begin trading on a split-adjusted basis on Nasdaq as of the opening of trading on September 22, 2017 under the existing trading symbol "ORIG".  The new CUSIP number for the common stock following the reverse stock split will be G66964118.
When the reverse stock split becomes effective, every 9,200 shares of the Company's issued common stock will be automatically combined into one share of common stock.  As of the date of this press release, the Company had 82,586,851 common shares issued and outstanding. Effecting the reverse stock split will reduce the number of issued and outstanding common shares to approximately 8,976 shares (as may be adjusted due to rounding).
No fractional shares will be issued in connection with the reverse split of the issued common stock. Shareholders of record who would otherwise hold a fractional share of the Company's common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company's common stock on Nasdaq on September 21, 2017. Shareholders that hold shares through a bank, broker, or nominee shall receive cash in lieu of fractional shares, if any, determined in accordance with the policies of such bank, broker, or nominee. Such shareholders may contact their bank, broker or nominee for more information.
Shareholders with shares held in certificate form will receive instructions from the Company's exchange agent, American Stock Transfer & Trust Company, LLC, for exchanging their stock certificates for a new certificate representing the shares of common stock resulting from the reverse split. Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after September 22, 2017.
Additional information about the reverse stock split may be found in the Company's proxy statement furnished to the Securities and Exchange Commission on Form 6-K on April 3, 2017, a copy of which is available on the Commission's website at www.sec.gov.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the Nasdaq where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS
In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com